Exhibit 99.1

CannTrust Announces Receipt of Management Cease Trade Order
and Provides Interim Update

VAUGHAN, ON, August 15, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) today provided an interim update on various matters.

Management Cease Trade Order

CannTrust announced that its application for a management cease trade order (“MCTO”) under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”) has been approved by the Ontario Securities Commission (“OSC”). The MCTO does not affect the ability of investors who are not insiders to trade in the securities of the Company.

CannTrust announced on August 1, 2019 that it was filing an application seeking a MCTO from the OSC because the Company was likely to miss its filing deadline of August 14, 2019 to file an interim financial report for the three and six month periods ended June 30, 2019, an interim management's discussion and analysis for the corresponding period and certifications of interim filings (the “Q2 Financials”).

The timing and content of CannTrust restoring any defaults in its Q2 Financials will depend, in large measure, upon the timing and impact of Health Canada’s decisions regarding the Company’s non-compliance with regulatory requirements. Although the Company, under the supervision of the Special Committee, is preparing a remediation plan for submission to, and consideration by Health Canada, Health Canada has advised the Company that it is unable to provide any guidance about the timing or content of its decisions concerning the Company.

The MCTO prohibits the directors and executive officers of the Company from trading in securities of the Company until two full business days after all filings CannTrust is required to make under Ontario securities laws are made, including filing of the Q2 Financials. The MCTO does not affect the ability of any other persons to trade in the securities of the Company. CannTrust had already voluntarily imposed a blackout period on its directors and executive officers trading in the Company’s securities.

The Company intends to satisfy the provisions of the alternative information guidelines in NP 12-203 by filing bi-weekly status reports in the form of news releases containing prescribed updating information until the Q2 Financials are filed.

New York Stock Exchange Discussions

The Company has been working pro-actively with the New York Stock Exchange (“NYSE”) to keep the NYSE apprised of its interactions with Health Canada and related matters. Following a discussion on August 9, 2019 between representatives of the NYSE, the Company, the Company’s counsel and counsel to the Company’s special committee of independent directors (the “Special Committee”), the NYSE advised the Company that as a consequence of the Company’s announcements concerning its audited financial statements for the year ended December 31, 2018 and its unaudited financial statements for the quarter ended March 31, 2019, the Company is viewed as no longer having a complete annual report on Form 40-F on file for the year ended December 31, 2018.

Trading of the Company’s securities on the TSX and NYSE continues. However, the NYSE advised the Company that (a) it will closely monitor the status of the Company’s late filing and any related public disclosures for up to six months from its due date, and (b) if the Company fails to file its annual report and any subsequent reports within six months of their filing due dates, the NYSE will determine, in its sole discretion, whether to halt trading in the Company’s securities or whether to allow the Company’s securities to trade for up to an additional six months, depending upon the circumstances. If the NYSE determines that an additional six-month trading period is not appropriate, suspension and delisting procedures will commence pursuant to Section 804.00 of the NYSE’s Listed Company Manual. Regardless of the procedures described above, the NYSE may commence delisting proceedings at any time during the period that is available to complete the filing, if circumstances warrant.

Interim Financial Update

As previously disclosed, the Company estimates the value of the inventory and biological assets impacted by the pending Health Canada decisions is approximately $51 million as at June 30, 2019. Management of the Company further estimates the impacted inventory represents approximately 53% of the Company’s total inventory as at June 30, 2019 and the impacted biological assets represent approximately 30% of the Company’s total biological assets as at June 30, 2019.

As at June 30, 2019, the Company had approximately $250 million in cash and cash equivalents.

Remediation Efforts

Under the supervision of the Special Committee, the Company is preparing a remediation plan for submission to and consideration by Health Canada. Although the Special Committee is directing the Company to work closely with Health Canada to remediate the root causes of any non-compliance identified by Health Canada, to date the Company has not had any substantive discussions with Health Canada concerning remediation matters and Health Canada has advised the Company that it is currently unable to provide any guidance about the timing or content of its decisions concerning the Company. As previously announced, Health Canada has placed a hold on inventory which includes approximately 5,200kg of dried cannabis that was harvested in the previously unlicensed rooms in Pelham, until it deems that the Company is compliant with regulations. In addition, CannTrust has instituted a voluntary hold of approximately 7,500kg of dried cannabis equivalent at its Vaughan manufacturing facility that was produced in the previously unlicensed rooms. Health Canada has broad discretion to exercise a wide range of regulatory powers. In the event that Health Canada orders the destruction of all or a substantial portion of the product grown in the previously unlicensed rooms, the Company’s results for the second quarter of 2019 would be materially adversely impacted. Health Canada has given no clear indication of what decisions it will come to with respect to the Company.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings years of pharmaceutical and healthcare experience to the medical cannabis industry and serves medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 240 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the corrective actions being taken by the Company, Health Canada’s pending determinations (including with respect to the Company’s inventory and biological assets) and the NYSE’s ongoing monitoring of the Company’s late filings and its decision on whether to halt trading in the Company’s securities. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: results of Health Canada’s investigation, including orders and compliance measures required by Health Canada and their impact on the operations, inventory, assets and financial condition of the Company; the Company’s implementation of remediation plans and related actions; the timing and content of restoring any defaults in its continuous disclosure filings; the Company’s ability to file its annual report and any subsequent delayed filings; whether the NYSE commences delisting proceedings at any time; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.